SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

[November 26, 2002]

Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
PO Box 1220
FIN-00101
Helsinki, Finland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-

METSO HAS SIGNED A CONTRACT FOR THE WORLD’S LARGEST BOARDMACHINE
WITH NING SHING DEVELOPMENT CO. IN CHINA

(Helsinki, Finland, November 26, 2002) – Metso Corporation’s (NYSE: MX; HEX: MEO) fiber and paper technology business area Metso Paper has signed a contract for a complete board making line with Ning Shing Development Co. in Ningbo, Zhejiang, China. The contract is expected to become effective in January 2003 after the completion of the financial arrangements. The value of the order is approximately EUR 220 million. The new line is planned to start up in the second quarter of 2004.

The delivery will comprise of a complete board making line, including a complete stock preparation system with eight lines, a complete board machine, air systems as well as mill engineering and machine hall cranes.

The board machine will include a forming section with five hydraulic headboxes, of which one is equipped with dilution control and five-wire wire section with a MB-former. The press section comprises two double felted shoe presses and an unfelted smoothing press. The pre- and dryer section consist of 111 cylinders and a coating section for simultaneous pre-coating of both sides of the board. The board machine also comprises a hard nip calender for caliper control. The coating section comprises five coating stations for coating and top coating of the board followed by a two nip soft calender, an Opti-reel and a winder.

The new line will be the largest board production line in the world with the capacity of over 2,000 tons a day of white lined chipboard (WLC) from recycled fiber.

The contract is the third board machine order for Metso from China during the fourth quarter of 2002.

Metso Corporation is a global supplier of process industry machinery and systems, as well as know-how and aftermarket services. The corporation’s core businesses are fiber and paper technology (Metso Paper), rock and mineral processing (Metso Minerals) and automation and control technology (Metso Automation). In 2001, the net sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. Metso Corporation is listed on the Helsinki and New York Stock Exchanges.

For additional information, please contact:
 Kaj Lindroos, Vice President, General Manager, Coaters and Reels, Metso Paper, tel. +358 20 482 7625

or

Helena Aatinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004 USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 617 369 7850.

SIGNATURES

Date November 26, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Name:
Sakari Tamminen Executive Vice President & CFO Metso Corporation	Harri Luoto Senior Vice President, General Counsel Metso Corporation